UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) February 1, 2022

AT&T INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-08610	43-1301883
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

208 S. Akard St., Dallas, Texas	75202
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (210) 821-4105

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (Par Value $1.00 Per Share)	T	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 5.000% Perpetual Preferred Stock, Series A	T PRA	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 4.750% Perpetual Preferred Stock, Series C	T PRC	New York Stock Exchange
AT&T Inc. 2.650% Global Notes due December 17, 2021	T 21B	New York Stock Exchange
AT&T Inc. 1.450% Global Notes due June 1, 2022	T 22B	New York Stock Exchange
AT&T Inc. 2.500% Global Notes due March 15, 2023	T 23	New York Stock Exchange
AT&T Inc. 2.750% Global Notes due May 19, 2023	T 23C	New York Stock Exchange
AT&T Inc. Floating Rate Global Notes due September 5, 2023	T 23D	New York Stock Exchange
AT&T Inc. 1.050% Global Notes due September 5, 2023	T 23E	New York Stock Exchange
AT&T Inc. 1.300% Global Notes due September 5, 2023	T 23A	New York Stock Exchange
AT&T Inc. 1.950% Global Notes due September 15, 2023	T 23F	New York Stock Exchange
AT&T Inc. 2.400% Global Notes due March 15, 2024	T 24A	New York Stock Exchange
AT&T Inc. 3.500% Global Notes due December 17, 2025	T 25	New York Stock Exchange
AT&T Inc. 0.250% Global Notes due March 4, 2026	T 26E	New York Stock Exchange
AT&T Inc. 1.800% Global Notes due September 5, 2026	T 26D	New York Stock Exchange
AT&T Inc. 2.900% Global Notes due December 4, 2026	T 26A	New York Stock Exchange
AT&T Inc. 1.600% Global Notes due May 19, 2028	T 28C	New York Stock Exchange
AT&T Inc. 2.350% Global Notes due September 5, 2029	T 29D	New York Stock Exchange
AT&T Inc. 4.375% Global Notes due September 14, 2029	T 29B	New York Stock Exchange
AT&T Inc. 2.600% Global Notes due December 17, 2029	T 29A	New York Stock Exchange
AT&T Inc. 0.800% Global Notes due March 4, 2030	T 30B	New York Stock Exchange
AT&T Inc. 2.050% Global Notes due May 19, 2032	T 32A	New York Stock Exchange
AT&T Inc. 3.550% Global Notes due December 17, 2032	T 32	New York Stock Exchange
AT&T Inc. 5.200% Global Notes due November 18, 2033	T 33	New York Stock Exchange
AT&T Inc. 3.375% Global Notes due March 15, 2034	T 34	New York Stock Exchange
AT&T Inc. 2.450% Global Notes due March 15, 2035	T 35	New York Stock Exchange
AT&T Inc. 3.150% Global Notes due September 4, 2036	T 36A	New York Stock Exchange
AT&T Inc. 2.600% Global Notes due May 19, 2038	T 38C	New York Stock Exchange
AT&T Inc. 1.800% Global Notes due September 14, 2039	T 39B	New York Stock Exchange
AT&T Inc. 7.000% Global Notes due April 30, 2040	T 40	New York Stock Exchange
AT&T Inc. 4.250% Global Notes due June 1, 2043	T 43	New York Stock Exchange
AT&T Inc. 4.875% Global Notes due June 1, 2044	T 44	New York Stock Exchange
AT&T Inc. 4.000% Global Notes due June 1, 2049	T 49A	New York Stock Exchange
AT&T Inc. 4.250% Global Notes due March 1, 2050	T 50	New York Stock Exchange
AT&T Inc. 3.750% Global Notes due September 1, 2050	T 50A	New York Stock Exchange
AT&T Inc. 5.350% Global Notes due November 1, 2066	TBB	New York Stock Exchange
AT&T Inc. 5.625% Global Notes due August 1, 2067	TBC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, on May 17, 2021, AT&T Inc., a Delaware corporation (“AT&T”), and Magallanes, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Spinco”), entered into certain definitive agreements with Discovery, Inc., a Delaware corporation (“Discovery”), and Drake Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Discovery (“Merger Sub”), including (1) an Agreement and Plan of Merger (the “Merger Agreement”), by and among AT&T, Spinco, Discovery and Merger Sub, and (2) a Separation and Distribution Agreement (the “Separation Agreement”), by and among AT&T, Spinco and Discovery. The definitive agreements provide for a transaction (collectively, the “Transaction”) pursuant to which, subject to the terms and conditions of the agreements, (i) AT&T will transfer the business, operations and activities that constitute the WarnerMedia segment of AT&T, subject to certain exceptions as set forth in the Separation Agreement (the “WarnerMedia Business”), to Spinco (the “Separation”), (ii) following the Separation, AT&T will distribute to its stockholders all of the shares of Spinco common stock held by AT&T by way of either a pro rata dividend (i.e., a spin off) or an exchange offer (the “Distribution”), and (iii) following the Distribution, Merger Sub will be merged with and into Spinco, with Spinco as the surviving entity and a wholly owned subsidiary of Discovery (the “Merger”). Following the completion of the Merger, holders of the shares of AT&T common stock (as holders of Spinco common stock immediately following the Distribution) will own approximately 71% of the outstanding capital stock of Discovery on a fully diluted basis (computed using the treasury method).

On February 1, 2022, AT&T issued a press release in connection with the Transaction, as further described in Item 8.01 below. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The information in this Item 7.01, including the exhibit attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On February 1, 2022, AT&T announced that its board of directors has determined to structure the Distribution as a spin-off rather than an exchange offer. In the spin off, the holders of AT&T common stock would receive a pro rata dividend of all of the shares of common stock of Spinco, which would own all of AT&T’s interests in the WarnerMedia Business following the Separation. The closing of the Transaction, including the occurrence of the Separation and Distribution, remains subject to satisfaction of certain conditions set forth in the Merger Agreement and the Separation Agreement, including obtaining all necessary regulatory approvals.

Additionally, on February 1, 2022 AT&T announced that, following the completion of the Transaction, AT&T expects to pay an annual dividend of $1.11 per share of AT&T common stock, or approximately $8 billion in aggregate, reflecting a target dividend payout ratio in the first full year after close of the Transaction of 40%. AT&T expects that the annual dividend per AT&T share will be resized from $2.08 to $1.11 to account for the distribution of the WarnerMedia Business to AT&T stockholders and support AT&T’s plans to step-up investment in its growth areas of 5G and fiber.

Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities plus cash distributions from DIRECTV classified as investing activities, minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities, cash distributions from DIRECTV, and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statements filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Spinco and Discovery filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery, and a registration statement on Form S-4 and Form S-1 by Spinco containing a preliminary prospectus of Spinco. The information in each preliminary prospectus and the preliminary proxy statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Item 9.01	Financial Statements and Exhibits.

The following exhibits are furnished as part of this report:

(d)    Exhibits

99.1	Press Release of AT&T Inc., dated February 1, 2022.

104	The cover page from AT&T Inc.’s Current Report on Form 8-K, formatted in Inline XBRL

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AT&T INC.

Date: February 1, 2022	By:	/s/ Pascal Desroches
Pascal Desroches
Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

News Release

AT&T to Spin Off Interest in WarnerMedia to its Shareholders at Closing

of Previously Announced Transaction with Discovery, Inc.

AT&T Board Approves Expected Post-Close Annual Dividend of $1.11 per share,

Expected to be Among Highest Dividend Yields in Corporate America

All AT&T Shareholders to Receive an Estimated 0.24 shares

of Warner Bros. Discovery (WBD) Common Stock for Each Share of AT&T Owned

AT&T Shareholders to Own Approximately 71% of New WBD

DALLAS, February 1, 2022 — AT&T, Inc. (NYSE: T) today announced that its board of directors has determined to spin off AT&T’s interest in WarnerMedia in connection with the previously announced transaction with Discovery, Inc (NASDAQ: DISCA, DISCB, DISCK). The transaction, which will spin off 100% of AT&T’s interest in WarnerMedia to AT&T’s existing shareholders in a pro rata distribution, followed by the merger of WarnerMedia with Discovery, is expected to close in the second quarter of 2022.

Additionally, AT&T’s board of directors approved an expected post-close annual dividend of $1.11 per AT&T share, to account for the distribution of WarnerMedia to AT&T shareholders and to size the annual dividend payout at approximately 40% of projected free cash flow1 to enable investment in attractive growth opportunities.

As previously disclosed, under the terms of the transaction, which is structured as an all-stock, Reverse Morris Trust transaction, AT&T will receive $43 billion (subject to working capital and other adjustments) in a combination of cash and other consideration, and AT&T’s shareholders will receive stock representing approximately 71% of the new company, Warner Bros. Discovery, Inc. (WBD), on a fully diluted basis. Existing Discovery shareholders will own approximately 29% of the new company on a fully diluted basis.

On the closing date of the transaction, each AT&T shareholder will receive, on a tax-free basis, an estimated 0.24 shares of the new WBD common stock for each share of AT&T common stock held as of the record date for the pro rata distribution. The exact number of shares of WBD to be received by AT&T shareholders for each AT&T common share will be

[1]

Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities, plus cash distributions from DIRECTV classified as investing activities, minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities, cash distributions from DIRECTV, and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

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determined closer to the closing based on the number of shares of AT&T common stock outstanding and the number of shares of Discovery common stock outstanding on an as-converted and as-exercised basis. AT&T has approximately 7.2 billion fully diluted shares outstanding. AT&T shareholders will continue to hold the same number of shares of AT&T after the transaction closes.

No action is required by AT&T’s shareholders to receive shares of WBD common stock in the merger, when it occurs. The closing of the transaction remains subject to satisfaction of certain conditions, including obtaining all necessary regulatory approvals.

“In evaluating the form of distribution, we were guided by one objective — executing the transaction in the most seamless manner possible to support long-term value generation,” said AT&T CEO John Stankey. “We are confident the spin-off achieves that objective because it’s simple, efficient and results in AT&T shareholders owning shares of both companies, each of which will have the ability to drive better returns in a manner consistent with their respective market opportunities.

“We believe that the remaining AT&T and the new WBD are two equities that the market will want to own and the markets to support those equities will develop,” Stankey said. “Rather than try to account for market volatility in the near-term and decide where to apportion value in the process of doing an exchange of shares, the spin-off distribution will let the market do what markets do best. We are confident both equities will soon be valued on the solid fundamentals and attractive prospects they represent.”

Following the closing of the transaction, the WBD common stock is expected to be listed on the NASDAQ Global Select Market under the ticker “WBD.” In connection with the transaction, all classes of shares of Discovery capital stock will be converted and reclassified into common shares of WBD with one vote per share. AT&T will continue to trade on the NYSE under the ticker “T.”

For AT&T, this transaction provides an opportunity to deleverage its balance sheet and capitalize on the longer-term demand for connectivity while unlocking value for shareholders in its media assets on a tax-efficient basis and creating through WBD a stronger global competitor in streaming and digital entertainment.

AT&T shareholders will benefit after close from:

•

Ownership of approximately 71% of WBD, a leading global media company with a broad portfolio of brands that’s well positioned to be a global direct-to-consumer leader. WBD will combine WarnerMedia’s premium entertainment, sports and news assets with Discovery’s leading nonfiction and international entertainment and sports businesses to create a premier, standalone global entertainment company.

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•	Attractive expected annual dividend of $1.11 per AT&T share, or about $8 billion in aggregate, reflecting a target payout ratio in the first full year after close of 40%[2].

•

Consistent with AT&T’s guidance when it announced the transaction in May 2021, the expected annual dividend per share is being changed from $2.08 to $1.11 to account for the distribution of WarnerMedia to AT&T shareholders and support AT&T’s plans to step-up investment in its growth areas of 5G and fiber.

•

With an expected annual dividend of $1.11 per share, AT&T will continue to deliver an attractive dividend yield and be among the highest dividend yield payers in corporate America — estimated in the mid-90th percentile.

•

The transaction creates substantial value opportunity for AT&T shareholders through AT&T’s expected increased investment in 5G and fiber. AT&T expects its 5G C-band network will cover 200 million people in the U.S. by year-end 2023. And AT&T plans to expand its fiber footprint to cover 30 million customer locations by year-end 2025.

•

AT&T expects to use the estimated $43 billion (subject to adjustments) in proceeds from the transaction to deleverage and position the company as one of the best capitalized 5G and fiber broadband companies in the United States. AT&T expects a Net Debt to Adjusted EBITDA ratio[3] of 2.5x by year end 2023.

•

Creates additional financial flexibility to invest in the business and the ability to pursue additional shareholder value-creation initiatives, including the potential for AT&T share repurchases once Net Debt to Adjusted EBITDA is less than 2.5x.

The combination of WarnerMedia and Discovery will create value for WBD shareholders by:

•	Bringing together strong leadership teams, world-class content creators, and high-quality series and film libraries in the media business.

•

Uniting complementary and diverse content strengths with broad appeal — WarnerMedia’s robust studios and portfolio of iconic scripted entertainment, animation, news and sports with Discovery’s global leadership in unscripted and international entertainment and sports.

[2]	Dividend payout ratio is total dividends paid divided by free cash flow.
[3]

Net Debt to adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. Our Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters of Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the most comparable GAAP metric without unreasonable effort.

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•	Accelerating plans for leading DTC media and entertainment streaming services for global consumers.

•

WBD expects to realize cost synergies of over $3.0 billion on a run-rate basis by the end of the second full year after the closing of the transaction as a result of technology, marketing and platform efficiencies.

As previously announced, Discovery President and CEO David Zaslav will lead WBD with a best-in-class management team and operational and creative leadership from both companies.

The new company’s Board of Directors will consist of 13 members, seven initially appointed by AT&T, including the chairperson of the board; Discovery has designated six members, including Mr. Zaslav.

AT&T will host a virtual investor conference on March 11 at which it will provide additional insight and expectations for financial and operational performance of AT&T’s Communications segment following the close of the pending WarnerMedia transaction, which is expected in the second quarter.

###

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that

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the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statements filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Spinco and Discovery filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery, and a registration statement on Form S-4 and Form S-1 by Spinco containing a preliminary prospectus of Spinco. The information in each preliminary prospectus and the preliminary proxy statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC,

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INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

*About AT&T

AT&T Inc. (NYSE:T) is a diversified, global leader in telecommunications, media and entertainment, and technology. AT&T Communications provides more than 100 million U.S. consumers with entertainment and communications experiences across mobile and broadband. Plus, it serves high-speed, highly secure connectivity and smart solutions to nearly 3 million business customers. WarnerMedia is a leading media and entertainment company that creates and distributes premium and popular content to global audiences through its consumer brands, including: HBO, HBO Max, Warner Bros., TNT, TBS, truTV, CNN, DC Entertainment, New Line, Cartoon Network, Adult Swim and Turner Classic Movies.

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AT&T Latin America provides wireless services to consumers and businesses in Mexico.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information is available at about.att.com.

© 2022 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

For more information, contact:

Fletcher Cook

AT&T Corporate Communications

Phone: (214) 912-8541

Email: fletcher.cook@att.com

Brittany Siwald

AT&T Corporate Communications

Phone: (214) 202-6630

Email: brittany.a.siwald@att.com

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